Investor
SEDAR PROFILE # 2671		Computershare Trust Company of Canada	Services
Computershare Investor Services Inc.
www.computershare.com
Canada
Australia
February 23, 2007			Channel Islands
Hong Kong
Germany
Ireland
New Zealand
To:	All Canadian Securities regulatory authorities		Philippines
	New York Stock Exchange		South Africa
United Kingdom
USA

Subject: Stantec Inc.	Amanded

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject
Corporation:

1	.	Meeting Type :	Annual General Meeting
2	.	Security Description of Voting Issue :	Common
3	.	CUSIP Number :	854 72N 109
		ISIN :	CA 854 72N 109 6
4	.	Record Date for Notice of Meeting :	March 15, 2007
		Record Date for Voting :	March 15, 2007
5	.	Meeting Date :	May 3, 2007
6	.	Meeting Location :	Edmonton, AB

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Stantec Inc.